Pricing Supplement
To underlying supplement No. 1 dated October 1, 2012
product supplement AF dated September 28, 2012,
prospectus supplement dated September 28, 2012 and
prospectus dated September 28, 2012
Pricing Supplement No. 1686AF Registration Statement No. 333-184193 Dated January 18, 2013; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $5,625,000 Return Enhanced Notes Linked to the Hang Seng China Enterprises Index and the Hong Kong Dollar due February 4, 2014
General
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The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of the Hang Seng China Enterprises Index (the “Index”) adjusted for its exposure to the performance of the Hong Kong Dollar (the “Underlying Currency”) against the U.S. Dollar (the “Reference Currency”) up to a Maximum Return on the notes of 28.40%. However, if the Final Level is less than the Initial Level, investors will lose 1.00% of the Face Amount of your notes for every 1.00% by which the Final Level is less than the Initial Level. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Final Level is less than the Initial Level. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing February 4, 2014†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on January 18, 2013 (the “Trade Date”) and are expected to settle on January 24, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The Hang Seng China Enterprises Index (Ticker: HSCEI)
Underlying Currency:	Hong Kong dollar (HKD/USD)
Upside Leverage Factor:	2
Maximum Return:	28.40%
Payment at Maturity:
•      If the Final Level is greater than the Initial Level, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes equal to the Face Amount plus the product of the Face Amount and the Underlying Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 + [$1,000 x the lesser of ((i) Underlying Return x Upside Leverage Factor and (ii) the Maximum Return)]
• If the Final Level is equal to the Initial Level, you will be entitled to receive a cash payment at maturity equal to $1,000 per $1,000 Face Amount of notes.
•      If the Final Level is less than the Initial Level, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Final Level is less than the Initial Level, and you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Underlying Return)
If the Underlying Return is negative, you will lose some or all of your investment at maturity. Any Payment at Maturity is subject to the credit of the Issuer.
Underlying Return:	The performance of the Underlying from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level
Initial Level
The Underlying Return may be positive, zero or negative.
Initial Level:	1,561.442815, which is equal to the closing level of the Index on the Trade Date of 12,105.71 multiplied by the Initial Spot Rate
Final Level:	The arithmetic average of the closing levels of the Index on each of the five Averaging Dates multiplied by the Final Spot Rate
Initial Spot Rate:	0.128984. the Spot Rate on the Trade Date
Final Spot Rate:	The arithmetic average of the Spot Rates on each of the five Averaging Dates
Spot Rate:	The official MID WM Reuters fixing at 4:00 pm London Time, expressed as the number of U.S. dollars per one unit of the Underlying Currency
Averaging Dates†:	January 23, 2014, January 24, 2014, January 27, 2014, January 28, 2014 and January 29, 2014 (the final Averaging Date)
Maturity Date†:	February 4, 2014
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RBF9/US25152RBF91
†	Subject to postponement as described in the accompanying product supplement under “Description of Securities – Adjustments to Valuation Dates and Payment Dates.”
Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$5,625,000.00	$56,250.00	$5,568,750.00
(1) Please see "Supplemental Plan of Distribution" in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$5,625,000.00	$767.25

JPMorgan
Placement Agent

January 18, 2013

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the underlying supplement No. 1 dated October 1, 2012, product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and graph illustrate the hypothetical return at maturity on the notes. The hypothetical returns set forth below reflect the Upside Leverage Factor of 2 and the Maximum Return on the notes of 28.40%, and assume an Initial Level of 1,500.00. The actual Initial Level is set forth on the cover of this pricing supplement. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Underlying Return, determined using the closing levels of the Index and the Spot Rates on the specified Averaging Dates. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Underlying Return	Hypothetical Return on Notes (%)	Payment at Maturity ($)
3,000.00	100.00%	28.40%	$1,284.00
2,850.00	90.00%	28.40%	$1,284.00
2,700.00	80.00%	28.40%	$1,284.00
2,550.00	70.00%	28.40%	$1,284.00
2,400.00	60.00%	28.40%	$1,284.00
2,250.00	50.00%	28.40%	$1,284.00
2,100.00	40.00%	28.40%	$1,284.00
1,950.00	30.00%	28.40%	$1,284.00
1,800.00	20.00%	28.40%	$1,284.00
1,713.00	14.20%	28.40%	$1,284.00
1,650.00	10.00%	20.00%	$1,200.00
1,575.00	5.00%	10.00%	$1,100.00
1,537.50	2.50%	5.00%	$1,050.00
1,515.00	1.00%	2.00%	$1,020.00
1,500.00	0.00%	0.00%	$1,000.00
1,425.00	-5.00%	-5.00%	$950.00
1,350.00	-10.00%	-10.00%	$900.00
1,200.00	-20.00%	-20.00%	$800.00
1,050.00	-30.00%	-30.00%	$700.00
900.00	-40.00%	-40.00%	$600.00
750.00	-50.00%	-50.00%	$500.00
600.00	-60.00%	-60.00%	$400.00
450.00	-70.00%	-70.00%	$300.00
300.00	-80.00%	-80.00%	$200.00
150.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table and graph above are calculated.

Example 1: The level of the Index adjusted by its exposure to the performance of the Underlying Currency against the U.S. dollar increases 20.00% from the Initial Level of 1,500.00 to a Final Level of 1,800.00.  Because the Final Level of 1,800.00 is greater than the Initial Level of 1,500.00 and the Underlying Return of 20.00% multiplied by 2 exceeds the hypothetical Maximum Return of 28.40%, the investor receives a Payment at Maturity of $1,284.00 per $1,000 Face Amount of notes, the maximum payment on the notes.

Example 2: The level of the Index adjusted by its exposure to the performance of the Underlying Currency against the U.S. dollar increases 2.50% from the Initial Level of 1,500.00 to a Final Level of 1,537.50. Because the Final Level of 1,537.50 is greater than the Initial Level of 1,500.00 and the Underlying Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Return of 28.40%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050.00

Example 3: The Initial Level and Final Level are both 1,500.00.  Because the Final Level is equal to the Initial Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The level of the Index adjusted by its exposure to the performance of the Underlying Currency against the U.S. dollar decreases 40.00% from the Initial Level of 1,500.00 to a Final Level of 900.00. Because the Final Level of 900.00 is less than the Initial Level of 1,500.00, the Underlying Return is negative and the investor will receive a Payment at Maturity of $600.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -40.00%) = $600.00

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL; FULL DOWNSIDE EXPOSURE — The notes are linked to the performance of the Index, adjusted for its exposure to the Underlying Currency, and provide the opportunity to enhance returns by multiplying a positive Underlying Return by the Upside Leverage Factor of 2, up to the Maximum Return on the notes of 28.40%, resulting in a maximum Payment at Maturity of $1,284.00 for every $1,000 Face Amount of notes. However, if the Final Level is less than the Initial Level, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Final Level is less than the Initial Level. Accordingly, you will lose some or all of your investment at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE HANG SENG CHINA ENTERPRISES INDEX — The return on the notes, which may be positive or negative, is linked to the performance of the Hang Seng China Enterprises Index. The Hang Seng China Enterprises Index was launched on August 8, 1994 as a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Hong Kong Stock Exchange. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. This is just a summary of the Hang Seng China Enterprises Index. For more information on the Hang Seng China Enterprises Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Hang Seng Indices – The Hang Seng China Enterprises Index” in the accompanying underlying supplement No. 1 dated October 1, 2012.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.”  The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Selected Risk Considerations

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index or the Underlying Currency. In addition to these risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons or dividends and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Index, adjusted for its exposure to the Underlying Currency, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the level of the Index, adjusted for its exposure to the performance of the Underlying Currency against the U.S. dollar, as measured from the Initial Level to the Final Level. If the Index declines from its closing level on the Trade Date or if the Underlying Currency weakens relative to the U.S. dollar, the Underlying Return and your Payment at Maturity will be adversely affected. Furthermore, even if the Index appreciates from its closing level on the Trade Date, if the increase in the level of the Index is not enough to offset any weakening of the Underlying Currency relative to the U.S. dollar, the Underlying Return will still be negative and as a result you will lose some or all of your initial investment.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Level is greater than the Initial Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed $284.00 per $1,000 Face Amount of notes, regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,284.00 for every $1,000 Face Amount of notes.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

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IF THE LEVEL OF THE INDEX CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Index adjusted for its exposure to the Underlying Currency. Changes in the level of the Index, adjusted for its exposure to the Underlying Currency, may not result in a comparable change in the value of your notes.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have.

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THE POTENTIAL CORRELATION BETWEEN THE INDEX AND UNDERLYING CURRENCY COULD ADVERSELY AFFECT THE VALUE OF THE NOTES —The return on the notes is linked to the performance of the Index  adjusted for its exposure to the Underlying Currency. There may be a high degree of correlation among the Index and Underlying Currency. Correlation is the extent to which the level of the Index and exchange rate of the Underlying Currency with respect to the U.S. dollar could increase or decrease at the same time. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the Chinese economy than a different investment linked to more broadly diversified indices or currencies.

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THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, are currently “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For as long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Underlying Return, and, consequently, the value of your notes.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — The exchange rate of the Underlying Currency against the U.S. dollar may vary over time, and may vary considerably during the term of the notes. If the Underlying Currency weakens against the U.S. dollar during the term of the notes, your return will be adversely affected. The relative values of the U.S. dollar and the Underlying Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange rate risk are:

•  existing and expected rates of inflation;

•  existing and expected interest rate levels;

•  political, civil or military unrest;

•  the balance of payments between the United States and China; and

•  the extent of governmental surpluses or deficits in the United States and China.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Index, the United States, China and other countries important to international trade and finance. The exposure to exchange rate risk may result in reduced returns to the Index and have an adverse impact on the value of the notes.

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THE NOTES ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK — Because the Index includes component securities that are issued by non-U.S. companies in non-U.S. securities markets, the securities are subject to non-U.S. securities markets risk. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Index. The stocks held by the Index include stocks of companies that are located in an emerging market country and whose securities trade on the exchanges of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrial counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the amount payable to you at maturity.

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IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate for the Underlying Currency, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Underlying Return using its normal means. The resulting discretion by the calculation agent in determining the Underlying Return could, in turn, result in potential conflicts of interest.

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PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index or whether the performance of the Index will result in the return of any of your investment.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Index and the exchange rate of the Underlying Currency relative to the U.S. dollar will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•     the expected volatility of the Index;

•     the time remaining to the maturity of the notes;

•     the dividend rates on the component stocks comprising the Index;

•     interest rates and yields in the market generally;

•     the volatility of the exchange rate between the U.S. dollar and the Hong Kong dollar;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Index or markets generally;

•	supply and demand for the notes; and

•     our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index or Underlying Currency and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index or the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the changes in the Index or the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE INDEX OR UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index and Underlying Currency to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Level, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or the Averaging Dates could adversely affect the value of the Index or Underlying Currency and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Hang Seng China Enterprises Index from January 14, 2008 through January 14, 2013 and the historical performance of the Hong Kong dollar based on exchange rates of the Hong Kong dollar with respect to the U.S. dollar (expressed as the number of U.S. dollars per one unit of the Hong Kong dollar) from January 14, 2008 through January 14, 2013. The closing level of the Index on January 18, 2013 was 12,105.71 and the exchange rate of the Underlying Currency against the U.S. dollar on January 18, 2013 was 0.128984. We obtained the closing levels of the Index and the exchange rates for the Underlying Currency below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the Underlying Currency. We will not use Bloomberg to determine the applicable Spot Rate for the Underlying Currency.

The historical levels of the Index and the historical exchange rates of the Underlying Currency should not be taken as indications of future performance, and no assurance can be given as to the closing level of the Index or the exchange rate of the Underlying Currency against the U.S. dollar on any of the Averaging Dates. We cannot give you assurance that the performance of the Index or the Underlying Currency will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal  Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.